November 20, 2008
EDGAR Submission Type—CORRESP
Non-Public Filing
Mr. Andrew Mew
Accounting Branch Chief
Ms. Donna Di Silvio
Senior Staff Accountant
Mr. Milwood Hobbs
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mailstop 3561
Washington, D.C. 20549

Re:	Dover Saddlery, Inc. Commission File No. 0-51624 Form 10-K , Fiscal Year Ended December 31, 2007, filed March 31, 2008 (“Report”)
Dear Messrs. Mew and Hobbs and Ms. Di Silvio:
This correspondence responds to your letter dated 06 November, 2008 addressed to Mr. Stephen L. Day, President and Chief Executive Officer of Dover Saddlery, Inc., a Delaware corporation and reporting registrant in the Report (the “Company” or “Dover”). The Company submits this correspondence via EDGAR pursuant to Section 101(a) of Regulation S-T as a non-public filing.
Where indicated, the Company will revise its future disclosures as specified in our responses keyed to your comments.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 1. Business
The Company, page 2
1.	We have read your response to our prior comment one. Your proposed disclosure stating that it is impracticable to disclose revenue for each item you sell is not consistent with how you have grouped products in your reports and on your website. We continue to believe your products have dissimilar characteristics and can be grouped into the three main categories you prominently disclose on pages 2 and 31: (1) saddles and tack; (2) specialized apparel; and (3) horse care and stable products. Your website also lists several product categories that align with these three primary categories. Further, based on the information you have provided, we are not persuaded that, for example, riding breeches are similar as you suggest to horse dewormers and have the same rate of profitability. If it is not practical for you to disclose product revenues by the product categories you have disclosed in your reports or on your website, please revise your disclosure accordingly to state that fact or disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each similar product as required by paragraph 37 of SFAS 131.
We acknowledge the SEC’s comment and have considered Regulation S-K 101(c)(1)(i) and paragraph 37 of SFAS 131 relative to product revenue disclosures. This guidance states that a company shall report revenues from external customers for each product or group of similar products unless it is impracticable to do so.
We have previously responded that we believe our products have similar characteristics and are appropriately represented as a single category.
We have also evaluated the Company’s current products noting multiple similarities which create overlap within several different sub-groupings, from the perspective of the customer, the Company and the industry. As a result, we have concluded it is not practical to define and disclose revenues by product group. Accordingly, we will revise our future disclosures as follows:
“We offer a comprehensive selection of products required to own, train and compete with a horse, selling from under $1 to over $6,000. Our equestrian product line includes everything necessary to ride and own a horse. It is not practical to disclose product revenues by discrete product categories.”
Summary
In summary, the Company continues to believe that the disclosures in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 were complete and accurate in all material respects, and does not believe that it is appropriate to amend its original disclosures. We will revise particular disclosures in future filings as set forth in this letter.
Please update our contact information to use the following facsimile number: 978-952-8063.
Respectfully submitted,
/s/ Michael W. Bruns
Chief Financial Officer